EXHIBIT 12.1
Ladenburg Thalmann Financial Services Inc.
Ratio of Earnings to Fixed Charges
and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(dollars in thousands)
(unaudited)

	Six Months Ended June 30,
	2013	2012	2011	2010	2009	2008
Ratio of Earnings to Fixed Charges

Loss before income taxes	$(4,274)	$(14,892)	$(12,302)	$(10,090)	$(17,604)	$(19,244)
Add: Fixed charges	12,102	26,741	7,814	4,344	4,999	5,559

Income (loss) before income taxes and fixed charges	$7,828	$11,849	$(4,488)	$(5,746)	$(12,605)	$(13,685)

Fixed Charges:
Total interest expense	$11,112	$24,541	$6,543	$3,241	$3,977	$4,534
Interest factor in rents (1)	990	2,200	1,271	1,103	1,022	1,025

Total fixed charges	$12,102	$26,741	$7,814	$4,344	$4,999	$5,559

Ratio of earnings to fixed charges	*	*	*	*	*	*

* Deficiency of earnings available to cover fixed charges	$(4,274)	$(14,892)	$(12,302)	$(10,090)	$(17,604)	$(19,244)

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

Loss before income taxes	$(4,274)	$(14,892)	$(12,302)	$(10,090)	$(17,604)	$(19,244)
Add: Fixed charges	12,102	26,741	7,814	4,344	4,999	5,559

Income (loss) before income taxes and fixed charges	$7,828	$11,849	$(4,488)	$(5,746)	$(12,605)	$(13,685)

Fixed Charges:
Total interest expense	$11,112	$24,541	$6,543	$3,241	$3,977	$4,534
Interest factor in rents (1)	990	2,200	1,271	1,103	1,022	1,025
Preferred stock dividends (2)	1,713	—	—	—	—	—

Total fixed charges and preferred stock dividends	$13,815	$26,741	$7,814	$4,344	$4,999	$5,559

Ratio of earnings to fixed charges and preferred stock dividends	*	*	*	*	*	*

* Deficiency of earnings available to cover fixed charges and preferred stock dividends	$(5,987)	$(14,892)	$(12,302)	$(10,090)	$(17,604)	$(19,244)
(1) One-third of rent expense is the portion deemed representative of the interest factor.
(2) The preferred stock dividend amounts represent pre-tax earnings required to cover dividends on preferred stock.